FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 17, 2025, OceanPal Inc. (the “Company”) issued a press release announcing the digital asset treasury holdings of SovereignAI Services LLC, a wholly owned subsidiary of the Company, as of November 13, 2025, consisting of 53.9 million NEAR tokens with a value of approximately $133 million, which represents approximately 4.2% of total NEAR token supply, and achievement of an approximately 5.3% gross annual percentage yield before fees since inception on October 28, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K. Additionally, on November 14, 2025, the Company issued a press release announcing the change of its stock trading symbol from “OP” to “SVRN” and trading of the Company’s common stock on the Nasdaq Capital Market under the new ticker symbol “SVRN” effective November 17, 2025. A copy of this press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively. Neither of Exhibit 99.1 and Exhibit 99.2 included with this Report on Form 6-K is incorporated by reference or deemed to be a part of this Report on Form 6-K or any of such registration statements.

Exhibit Index

Exhibit No.	Description.
Exhibit 99.1	Press Release dated November 17, 2025.
Exhibit 99.2	Press Release dated November 14, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: November 17, 2025
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer